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05039398

TEDSTATES
EXCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH. DC 153

SEC FILE NUMBER
8- 50209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARGOYLE STRATEGIC INVESTMENTS L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 GRAND AVE.
(No. and Street)

ENGLEWOOD NJ 07631
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES GOODGAL 201-227-2204
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HY ALLEN & CO., CPA'S
(Name – *if individual, state last, first, middle name*)

399 KNOLLWOOD ROAD STE 107 WHITE PLAINS NY 10603
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES GOODGAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARGOYLE STRATEGIC INVESTMENTS L.L.C., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVONNE REID-BERNSTEIN
Notary Public State of New Jersey
No. 2286288
Qualified in Bergen County
Commission Expires April 08 2007

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

FINANCIAL STATEMENTS
December 31, 2004

HY ALLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS
399 KNOLLWOOD ROAD SUITE 107
WHITE PLAINS, NY 10603

HY ALLEN, C.P.A.
JEFFREY N. ALLEN, C.P.A.

TEL. 914-428-2480
FAX 914-428-5663

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS of
GARGOYLE STRATEGIC INVESTMENTS L.L.C.

We have audited the statements of financial condition of Gargoyle Strategic Investments L.L.C. as of December 31, 2004, 2003 and 2002 and the related statements of operations, changes in partners' capital and financial highlights for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The condensed schedule of investments as required by accounting principles generally accepted in the United States has not been presented. The condensed schedule requires categorizing investments by type, geographic location, and industry and reporting percentages of net assets by category. The condensed schedule would also include the names, number of shares and value of each investment constituting more than 5% of net assets.

In our opinion, except for the matter described in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial condition of Gargoyle Strategic Investments L.L.C. as of December 31, 2004, 2003 and 2002, and the results of its operations and changes in its net asset values for the years then ended in conformity with accounting principles generally accepted in the United States.

Hy Allen & Co CPA'S

HY ALLEN & CO., CPA'S

White Plains, New York
February 22, 2005

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31st

	2004	2003	2002
ASSETS			
Current Assets:			
Cash	$ 10,280	$ 59,044	$ 239,346
Net liquidity of brokerage account	53,509,659	42,337,706	42,492,985
Dividends receivable	264,706	239,031	86,427
Interest receivable	714,485	262,701	294,476
Myrtle Trading	22,293	66,074	0
Due from related entity	0	0	61,931
Investment in partnerships	3,903	0	27,175
Due from Gargoyle Int'l	55,820	52,819	0
Due from Gargoyle Int'l Holdings	43,436	17,382	0
Prepaid expense	0	14,608	0
Miscellaneous receivable	25,463	14,842	0
Total current assets	54,650,045	43,064,207	43,202,340
Fixed Assets:			
Equipment	328,657	196,568	151,269
Less: Accumulated depreciation	106,741	72,747	53,251
Leasehold Improvements	33,150	0	0
Less: Accumulated amortization	4,360	0	0
Total fixed assets	250,706	123,821	98,018
Other Assets			
Investment Pax JBO	52,284	52,284	52,284
Rent security	6,024	12,049	12,049
Total other assets	58,308	64,333	64,333
TOTAL ASSETS	$ 54,959,059	$ 43,252,361	$ 43,364,691
LIABILITIES AND PARTNERS' CAPITAL			
LIABILITIES:			
Accounts payable	7,929	2,192	0
Accrued expenses	950,411	918,401	596,298
Dividend payable	333,390	273,590	285,020
Interest payable	690,504	220,724	110,316
Demand note	45,660	45,660	43,818
Capital withdrawal payable	0	395,000	0
Total current liabilities	2,027,894	1,855,567	1,035,452
Loans payable	11,000,000	11,000,000	20,000,000
TOTAL LIABILITIES	13,027,894	12,855,567	21,035,452
MEMBERS' CAPITAL	41,931,165	30,396,794	22,329,239
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 54,959,059	$ 43,252,361	$ 43,364,691

See accompanying notes.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
COMPARATIVE STATEMENTS OF OPERATIONS
Years Ended December 31st

	2004	2003	2002
INCOME:			
Trading profits	$ 27,065,224	$ 18,684,404	$ 12,923,892
Interests	314,678	28,096	341,357
WTC Grant	0	0	252,436
Dividends	2,737,975	1,226	2,358
Total income	30,117,877	18,713,726	13,520,043
OPERATING EXPENSES:			
Clearance charges	5,524,667	3,500,124	4,512,673
Brokers' Fee	4,359,740	3,669,725	4,487,202
Payroll	1,361,251	1,133,262	1,101,361
Information services	225,275	254,502	231,153
Seat leases	22,120	56,820	201,851
Office	128,992	106,387	127,966
Payroll and related taxes	80,740	59,463	104,676
Dividends	3,790,983	0	104,235
Employee benefits	101,353	86,093	164,790
Stock exchange & order expense	101,620	112,223	103,367
Professional Fees	41,582	30,051	51,150
Guaranteed payments	26,529	31,925	61,761
Misc. expense & receipts	6,609	82,161	(20,038)
Total expenses	15,771,461	9,122,736	11,232,147
NET INCOME (LOSS)	$ 14,346,416	$ 9,590,990	$ 2,287,896

See accompanying notes.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
COMPARATIVE STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
Years Ended December 31st

	2004	2003	2002
OPENING CAPITAL	$ 30,396,794	$ 22,329,239	$ 21,469,237
Capital contributed	2,399,088	10,000	1,000,000
Capital redemption	(5,211,133)	(1,533,435)	(2,427,894)
Net income (loss)	14,346,416	9,590,990	2,287,896
ENDING CAPITAL	$ 41,931,165	$ 30,396,794	$ 22,329,239

See accompanying notes.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
COMPARATIVE STATEMENTS OF CASH FLOWS
For the Years Ended December 31st

	2004	2003
Cash flows from operating activities:		
Net Income	$ 14,346,416	$ 9,590,990
Changes in operating assets and liabilities:		
Decrease (Increase) in securities owned at market	(11,171,953)	155,279
Decrease (Increase) in receivables	(488,080)	(197,448)
Decrease (Increase) in Investment Partners	10,823	0
Decrease (Increase) in Prepaid Expense	14,608	0
Increase (Decrease) in Capital With Payable	(395,000)	0
Increase (Decrease) in accrued expenses	32,010	820,115
(Increase) in fixed assets	(165,239)	(45,299)
(Increase) Decrease in Security Dseposit	6,025	0
Increase (Decrease) in Accounts Payable	535,316	0
Total adjustments	(11,621,490)	732,647
Net cash used by operating activities	2,724,926	10,323,637
Cash flows from financing activities:		
Capital contributions	2,399,089	10,000
Capital withdrawals	(5,211,133)	(1,533,435)
Sub-loan payments	0	(9,000,000)
Increase in depreciation expenses	38,354	19,496
Net cash provided by financing activities	(2,773,690)	(10,503,939)
Net (decrease) increase in cash	(48,764)	(180,302)
Cash at beginning of year	59,044	239,346
Cash at end of year	$ 10,280	$ 59,044

See accompanying notes.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
NET CAPITAL COMPUTATION REPORT
DECEMBER 31, 2004

	BALANCES		VALUATIONS	
	DEBIT	CREDIT	DEBIT	CREDIT
PARTNERSHIP CAPITAL LESS WITHDRAWALS		27,584,749		
POSITION-END OF MONTH:		264,860,048	264,860,048	
OTHER ACCOUNTS NOT ALLOWED:				
MEMBERSHIP SEAT	0			
PARTNERSHIPS	20,293			
OTHER	412,172			
SUBORDINATE LOAN		11,000,000		
INCOME (LOSS) THRU DECEMBER 31, 2004		14,344,416		
TOTALS	432,465	317,789,212	264,860,048	0
	264,860,048	0		
TOTALS	265,292,513	317,789,212		
		265,292,513		
EQUITY BEFORE HAIRCUT		52,496,700		
LESS: HAIRCUT - 2% OF CASH ACCOUNT		(206)		
LESS: HAIRCUT REQUIREMENTS		(42,844,978)		
NET EQUITY		9,651,516		

See accompanying notes.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
NOTES TO FINANCIAL STATEMENTS

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Company

Gargoyle Strategic Investments L.L.C. ("Company") is a New Jersey limited liability company that operates as an investment vehicle. Although the Company is authorized to trade a substantially unrestricted range of instruments, the Company focuses its trading on publicly-traded put and call options on equities and equity indexes and the equities or equity indexes underlying such options.

Generally accepted accounting principles requires a condensed schedule of investments which would include the categorizing of investments by type, geographic location, and industry and reporting percentages of net assets by category. The Managing Member has declined to present this schedule since it feels that the information is proprietary.

B. Method of Reporting

The Company's financial statements are presented in accordance with generally accepted accounting principles. Gains or losses are recognized by closing positions on a mark-to-market basis.

C. Brokerage Expenses

The Company will bear all expenses arising out of transactions executed, including brokerage commissions. Marketable assets of the Company are kept in the custody of U.S. brokerage firms and banks selected by the Managing Member. The Managing Member is under no obligation to deal with any particular broker or group of brokers, and trade orders by the Company may be placed with a number of brokers and dealers. The Managing Member may choose to retain a "prime" broker, but may replace such prime broker or retain additional brokers in the future. The Managing Member will be responsible for placing the Company's brokerage business and selecting broker/dealers. The Managing Member may consider all relevant factors including, but not limited to, the quality and timeliness of its transaction reporting, the execution capabilities required by the transactions and the importance of speed, efficiency or confidentiality.

D. Income Taxes

The Company prepares calendar year U.S. and state information tax returns and reports to the investors their allocable shares of the Company's income, expenses and trading gains or losses.

E. Custody Concentrations

Broker balances consist principally of brokerage accounts with Pax Clearing Corp.

The Company owns $50,000.00 of preferred stock with Pax Clearing Corp. This allows the company to receive a preferential rate on all security transactions.

F. Subordinated Debt

The Company has various subordinated loans with Pax Clearing Corp. with various maturity dates. These funds are not restricted and the money may be used by the Company for any investment purpose.

Note 2. THE MANAGING MEMBER

For the period January 1, 2002 through June 30, 2002, the Managing Members of the Company were Charles Goodgal, Phillip S. Martin, Joshua B. Parker, Bruce T. Rogoff and Alan L. Salzbank. Effective July 1, 2002, the Company's Managing Member is Gargoyle International Management L.P., (the "Managing Member"). The Managing Member is a New Jersey limited partnership, the general partner of which is Gargoyle Services L.L.C., a New Jersey limited liability company. The sole members of Gargoyle Services L.L.C. are Charles Goodgal, Phillip S. Martin, Joshua B. Parker, Bruce T. Rogoff and Alan L. Salzbank. The Managing Member has complete responsibility and authority for all aspects of the Company's business and authority for all aspects of the Company's business and operations, and has full discretionary investment management authority of the Company.

Note 3. INCENTIVE ALLOCATION

The Managing Members' Capital Account in the Company were, in the aggregate, specifically allocated an amount (the "Incentive Allocation") equal to seventy percent (70%) of New Trading Profits (as defined) experienced on the Net Assets in each Member's Capital Account during the period January 1, 2002 through June 30, 2002.

Effective July 1, 2002, the Company's Investing Members exchanged their limited liability company interests in the Company for limited partnership interests in Gargoyle International Holdings L.P., a New Jersey limited partnership. Effective July 1, 2002, Gargoyle International Holdings L.P. became the sole Investing Member of Gargoyle Strategic Investments L.L.C. as well as the sole investing partner of Gargoyle International L.L.P., an English limited liability company formed for the purpose of trading equity and equity index options on the Eurex, the European electronic options exchange. Gargoyle International L.L.P. closed its operations in February 2004. As part of the restructuring, Gargoyle International Holdings L.P. will not have an Incentive Allocation charged against its Capital Account. Individual investors, however, will have an incentive allocation of sixty-five percent (65%) charged against their Capital Accounts in Gargoyle International Holdings L.P. based upon the combined results of the operations of the Company and Gargoyle International L.L.P.

Note 4. SECURITY AND EXCHANGE COMMISSION REQUIRED

In reviewing the computation of Net Capital and the broker-dealer's corresponding Unaudited FOCUS Report Part IIA, no material differences existed.

In regard to the Statement of Changes in Liabilities Subordinated to General Creditors, a repayment of $9 million occurred during the year.

SEC Rule 15c3-3 Reserve and Possession and Control Requirements does not apply.

In reviewing internal controls, no material inadequacies existed.